Form C

Cover Page

Name of issuer:

Benevet Social Purpose Corporation

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: WA
> Date of organization: 8/3/2020

Physical address of issuer:

9429 NE 40th Street
Yarrow Point WA 98004

Website of issuer:

http://www.benevet.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

600

Price:

$250.00000

Method for determining price:

Dividing pre-money valuation $1,975,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$525,000.00

Deadline to reach the target offering amount:

8/31/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$223,006.00	$0.00
Cash & Cash Equivalents:	$500.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,500.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,000.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Benevet Social Purpose Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dan Guralnick	cardiologist	Washington Permanente Medical Group	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dan Guralnick	President	2020
David Guralnick	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dan Guralnick and David Guralnick through Bonecast, LLC	7500.0 common	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: WeFunder will provide your company's WeFunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your WeFunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your WeFunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Regulatory Risk. Veterinary health services are subject to state, federal and international government or regional veterinary organization policies and rules. Any failure to comply with such laws, rules and regulations could harm our business and expose us to liability. In addition, any of these laws, rules and regulations and policies may change which could affect acceptable use and uptake for telehealth in veterinary care.

State, federal and international government or regional veterinary organization policies and rules may change which could affect acceptable use and uptake for telehealth in veterinary care.

Limited Operating History. We are a development stage company. We have not generated any revenue to date. Any and all statements about future operational and financial performance are forward-looking statements. Actual results may vary materially from these statements.

License of Intellectual Property. Benevet does not currently own the intellectual property that is the basis for its technology platform. All software and technology related to Benevet's technology platform is owned by Bonecast, LLC, which holds a majority of the shares of common stock of the Company and is controlled by Benevet's President and sole director, Daniel Guralnick, along with his brother and the Company's Secretary, David Guralnick. The software and technology is licensed for use by Benevet in its business pursuant to a fully paid up irrevocable license granted by Bonecast, LLC in connection with its purchase of the controlling interest in the Company. Benevet may not sublicense the software or technology, or transfer the sublicense and technology except in connection with a change in control. Because Daniel Guralnick and David Guralnick, control both Bonecast, LLC, the licensor, and Benevet, they may amend the terms of this license at any time, subject to any applicable fiduciary duties they may have. Bonecast, LLC may also use or license the software and technology related to Benevet's technology platform for other purposes, though pursuant to the current license agreement, Bonecast, LLC may not license the software or technology to any competitors. Similarly, the "Benevet" trademark is registered to Bonecast, LLC, and was licensed to Bonecast as part of Bonecast, LLC's initial investment in Benevet.

Investment is Highly Speculative. The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.

Capital Risk. If Benevet is unable to raise the necessary funds through this offering or concurrent ones we may be unable to generate revenues, and investors may lose all or some of their investment.

Pre-existing Relationship with Lead Investor. Our Lead Investor, Ryan Montecucco, formerly served as outside counsel to the Company until September 2020, when he left private practice at a law firm to work for a private company. This pre-existing relationship may influence his perception of the Company and how he directs the voting power of all WeFunder investors. The Lead Investor will also be paid a percent of the profits of the investment to financially incentivize them to maximize the value of the Company. When deciding whether to invest in a company, investors should look at who the Lead Investor is and make their own decision on if the investor trusts his judgement.

Competition. The marketplace for veterinary telehealth includes a number of competitors, though we believe that Benevet's full-featured approach gives us an

competition, though we believe that Benevet's own featured application gives us an advantage. A larger competitor may develop similar technology and use their size and capital to capture greater market share.

Market Acceptance. We expect to generate revenue from user fees related to our platform. As a result, widespread acceptance and use of communications and collaboration technologies in general, and our platform in particular, is critical to our future growth and success. There may still be some resistance from veterinarians to integrate telehealth into their practices, legislative barriers, or reluctance to adopt another software platform that may not currently integrate with their existing medical record system. Benevet needs some early uptake from veterinarians who realize this is a unique platform designed with their best interest in mind. If the communications and collaboration technologies market fails to grow or grows more slowly than we currently anticipate, demand for our platform could be negatively affected.

Brand Development. Our ability to increase our customer and host base and achieve broader market acceptance of our products and services will depend to a significant extent on our ability to expand our marketing and sales operations. The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Service Interruptions or Delays. We may in the future experience interruptions and delays in our services caused by a variety of factors, including but not limited to infrastructure changes, vendor issues, human or software errors, viruses, security attacks, fraud, general internet availability issues, spikes in usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions, delays or outages in our services would reduce our revenue, may require us to issue credits or pay penalties, may subject us to claims and litigation, may cause customers and hosts to switch to our competitors or stop using our platform, and adversely affect our ability to attract new customers and hosts. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm our business.

Technological Change. The communications and collaboration technologies market is subject to rapidly changing user demand and trends in preferences. Changes in user preferences for communications and collaboration technologies may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products.

Lack of Interoperability. The experience of our users depends upon the interoperability of our platform across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third parties to integrate our platform with their solutions, our business may be harmed.

Lack of Diversification. Benevet's only business is related to its platform. If the platform is unsuccessful, investors will have no other means to recover their investment.

Intellectual Property. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent, trademark and copyright applications may not be approved, and we, or the parties we license intellectual property from, may not be able to prevent infringement without incurring substantial expense. The fact that we do not own much of the intellectual property underlying our technology platform may also make enforcing any rights more difficult and subject to increased risk. The failure of us or our licensors to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

Cybersecurity and Privacy. We receive, store, process and use personal information and other user content. There are numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and information security. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection- or information security-related obligations to users or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform

Uninsured Losses. There may be liabilities to which the Company is exposed that could result in uninsured liabilities to third parties, reducing or eliminating funds available for development of the platform.

Use of Proceeds. Management will have significant flexibility in applying a substantial portion of the net proceeds of the sale of the Securities. The net proceeds may be used for corporate purposes that do not increase revenue or value

Valuation Risk. The offering price for the Securities was established by our Board of Directors and should not be considered by you as an indication of the value of the shares or our assets or earnings. Accordingly, the offering price may be excessive in relation to the return on investment.

Dilution. Prior to this offering, our founders purchased shares of our common stock primarily in exchange for intangible assets, such as intellectual property licenses, resulting in a nominal net tangible book value per share for the common stock outstanding prior to this offering. The offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. You will pay more for our common stock than your pro rata portion of our assets is worth; as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.

Controlled Company. After completion of this offering, Daniel and David Guralnick will continue to control a majority of the voting power of our outstanding common stock. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

Financial Information. While the financial information provided has been reviewed by an independent public accountant, the company does not have audited financial statements or audited balance sheets reviewed by outside auditors. Furthermore, the financial information provided by the Company may not fully reflect the Company's financial history, because much of the Company's development costs were borne by its parent, Benecast, LLC, before the Company's formation, some of which are reflected in the financial statements under assets as "licensed technology costs."
In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its offering documents and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

No Dividends. We have never declared nor paid cash
dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Social Benefit Corporation. Benevet is a Social Purpose Corporation. A Social Purpose Corporation must carry out its purpose in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporation's activities upon any or all of (1) the corporation's employees, suppliers, or customers; (2) the local, state, national, or world community; or (3) the environment. This means we are not only formed to pursue profits, but also the social good.

COVID-19. Our financial condition and results of operations may be adversely affected by the COVID-19 pandemic due to the weakening of the economy. There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. Further, a second wave of COVID-19 later in 2020 or beyond could cause many of the impacts to return or be exacerbated. We do not yet know the full extent COVID-19 will have on our business, our operations or the global economy as a whole.

Other Risks. The risk factors included in this Form C are not intended and should not be understood as an exhaustive list of all risks related to an investment in this offering.

Key Man Risks. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Officers. Dan Guralnick and David Guralnick are currently part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 9: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

Use of Proceeds: 80% design and build of desktop and app platforms; 12.5% marketing and legal fees, 7.5% Wefunder fees

If we raise: **$525,000**

Use of Proceeds: 70% design and build of desktop and app platforms, including additional features; 22.5% marketing and legal fees, 7.5% Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Item 10. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: **$1,975,000.00 pre-money valuation**

See exact security attached as Appendix B, Investor Contracts

Benevet Social Purpose Corporation is offering up to **2,100 shares of common stock**, at a price per share of **$250.00.**

The campaign maximum is $525,000 and the campaign minimum is $150,000.00.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The terms of the common stock can be modified in accordance with state law through modifications to the Company's Articles of Incorporation or Bylaws, with approval of the Board of Directors and/or shareholders as necessary.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	20000	7900	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Purchasers of Securities from Benevet may have their rights limited in material ways. For example, the founders of Benevet, Daniel Guralnick and David Guralnick, will continue to own a majority of Benevet's Securities through Benecast, LLC, and will effectively have control over most actions that require shareholder approval. Benevet may also determine to issue additional Securities in the future, either in offerings or as compensation. These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the controlling shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change those decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the controlling shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The controlling shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The **controlling shareholders** or their affiliates, as directors of the Company, could cause the Company to repurchase their securities or the securities of other shareholders at a time that is not favorable to the Investor and is damaging to the Company. Share repurchases may affect the value of the Company and or its viability. If the Company were to issue any convertible debt, SAFEs, or options or warrants, or if new awards are granted as equity compensation, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if the Company issues additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on

investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Other	Common stock	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

As discussed in greater detail in the financial statements, the Company issued 7,500 shares to its majority parent company, Benecast, LLC in exchange for a nonexclusive license to its software and technology for a veterinary telehealth platform. The Company had also received advances in the amount of $2,500 from Benecast, LLC at December 31, 2020, which advances are noninterest bearing, unsecured amounts due on demand to Benecast, LLC. Presently, operations are conducted in facilities owned by members of Benecast, LLC at no charge to the Company.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than sixty days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company's product, known as Benevet, is a comprehensive telehealth platform that allows pet owners and veterinarians to hold online appointments and maintain online medical records. It supports secure messaging, online video and audio consultations, photo and video storage as part of the medical record, and more. The Benevet product provides pet owners with a way to get quality care anytime, from anywhere, and veterinarians with a way to work efficiently and add revenue.

The Company's Benevet product was originally developed by Benecast, LLC ("Benecast"); Benevet Social Purpose Corporation is a subsidiary of Benecast. Benecast still owns the technology on which the Benevet product is built, but irrevocably licensed that technology to Benevet Social Purpose Corporation ("the Company") in exchange for shares of the Company's common stock.

In 5 years, we'd love for Benevet to be the standard platform for virtual veterinary care and online medical record storage, and to expand from its initial concept to include data from new technologies such as pet health monitoring systems, genetic information, integration with other medical record systems, and more. These are projections and cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Benevet Social Purpose Corporation ("the Company") was incorporated in the State of Washington in August, 2020, as a subsidiary of Benecast, LLC ("Benecast") (formerly known as Benevet, LLC).

The Company's product, Benevet, is being created with the following features:

- Benevet helps veterinarians provide better care, more efficiently and more profitably.

- Benevet improves pet owners' satisfaction and overall quality of care.

- Benevet handles video meetings, client photos and videos, secure messages, billing, & documentation.

- Benevet's centralized data storage alleviates the need for practices to fax or email information.

- Benevet enables veterinarians to work efficiently with other veterinarians, such as specialists.

- Benevet is the only veterinary telehealth platform seeking veterinarian-only investors.

- Benevet is committed to supporting the success of veterinary practices of all types and specialties.

Historical Results of Operations

The Company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

Most expenses associated with the Company's product were borne by Benecast, its parent, and Benecast continues to pay certain expenses on the Company's behalf.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $223,006, including $500 in cash and $222,506 in intangible assets.

- *Net Loss.* The Company has had net losses of $2,000 for 2020.

- *Liabilities.* The Company's liabilities totaled $2,500 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short-/Mid-Term Expenses

Benevet Social Purpose Corporation's cash in hand is $500, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month, for an average burn rate of $3,000 per month. To date, most of those expenses have been paid by our parent company, Benecast.
Our intent is to be profitable in 12 months.

In August of 2020, Benecast, LLC ("Benecast") (formerly known as Benevet, LLC) formed Benevet Social Purpose Corporation ("the Company") as a subsidiary for the purpose of selling shares to new investors. The Company has licensed the in-progress technology from Benecast and will function as the operating company. The Company's expenses in 2020 have primarily been legal/accounting expenses as we prepared for this fundraising campaign. Please review Appendix E for details.

In the next 3-6 months, $0 revenue is projected as we raise funds and look to complete the first release of our product. Expenses are expected to be $500 monthly (on average) during this period as we focus on fundraising.

We believe we require a total funding amount of $150,000 in order to begin generating revenue. If we secure $150k in funding, we expect to start generating revenue approximately 6 months after. More capital would allow us to add features and expand marketing. Revenue is expected to begin at around $2-3K per month and then expand as more users sign up, due to marketing efforts and use by our vet investors/advisors. We project being at $10K-15K revenue 6 months after we begin generating revenue.

Short-term reserves/emergency funds can be bolstered by the parent company, Benecast, LLC, if necessary, in the same way that product design and development have been funded thus far.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Dan Guralnick, certify that:

(1) the financial statements of Benevet Social Purpose Corporation included in this Form are true and complete in all material respects ; and

(2) the tax return information of Benevet Social Purpose Corporation included in this Form reflects accurately the information reported on the tax return for Benevet Social Purpose Corporation filed for the most recently completed fiscal year.

Dan Guralnick
President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
        C. engaging in savings association or credit union activities?☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

(8) is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and takes any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain Investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.benevet.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Benevet Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Dan Guralnick
    Dan Guralnick
    David Guralnick

Appendix E: Supporting Documents

    Benevet_Benecast_License_Agreement_--_2020.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Benevet Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Dan Guralnick

    Dan Guralnick

    David Guralnick

  Appendix E: Supporting Documents

    Benevet_Benecast_License_Agreement_--_2020.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Benevet Social Purpose Corporation

By

Dan Guralnick
Co-founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Guralnick
CTO
4/23/2021

Dan Guralnick
Co-founder and CEO
4/23/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.